SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(AMENDMENT NO. 1)
(RULE 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MICREL, INC.

(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, NO PAR VALUE
WITH AN EXERCISE PRICE OF $13.00 OR HIGHER PER SHARE
(TITLE OF CLASS OF SECURITIES)

59479310
(CUSIP NUMBER OF CLASS OF SECURITIES)

RAYMOND D. ZINN
PRESIDENT AND
CHIEF EXECUTIVE OFFICER
MICREL, INC.
1849 FORTUNE DRIVE
SAN JOSE, CALIFORNIA 95131
(408) 944-0800
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:
JONN R. BEESON, ESQ.
LATHAM & WATKINS
650 TOWN CENTER DRIVE, SUITE 2000
COSTA MESA, CA 92626
(714) 540-1235

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE

$33,745,345	$3104.57

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,761,102 shares of common stock of Micrel, Inc. having an aggregate value of $33,745,345 as of November 6, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, equals $92 per $1,000,000 of the value of the transaction.

[X]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,104.57 Form or Registration No.: Schedule TO	Filing party: Micrel, Inc. Date Filed: November 8, 2002

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1
[X]	issuer tender offer subject to Rule 13e-4
[ ]	going private transaction subject to Rule 13e-3
[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [   ]

SIGNATURE
EXHIBIT INDEX
EXHIBIT (a)(1)(xiv)

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on November 8, 2002 relating to an offer by Micrel, Inc., a California corporation, to exchange all options to purchase shares of Micrel’s common stock (“common stock”), no par value (“option shares”), with an exercise price of $13.00 or higher per share (the “options”) outstanding under its 1994 Stock Option Plan, 1989 Stock Option Plan and 2000 Non-Qualified Stock Incentive Plan and held by eligible employees, for new options (the “new options”) to purchase shares of common stock to be granted under the 1994 Stock Option Plan and 2000 Non-Qualified Stock Incentive Plan upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Options dated November 8, 2002 (the “offer to exchange”), and the related Election Concerning Exchange of Stock Options form (the “election form” and, together with the offer to exchange, as they may be amended from time to time, the “offer”).

     This Amendment No. 1 to the Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

     This Amendment No. 1 effects the following amendments to the offer to exchange contained in Exhibit (a)(1)(i) to the Schedule TO.

INTRODUCTION.

     Reference to “5,761,102 shares of our common stock with an exercise price of at least $13.00 per share.” in the fifth paragraph before the table of contents is hereby amended and shall be replaced with the following:

     “5,731,102 shares of our common stock with an exercise price of at least $13.00 per share.”

     Reference to “5.51% of the aggregate of our outstanding shares of our common stock and shares subject to all options outstanding under the Stock Option Plans outstanding as of November 6, 2002.” in the fifth paragraph before the table of contents is hereby and amended and shall be replaced with the following:

     “5.48% of the aggregate of our outstanding shares of our common stock and shares subject to all options outstanding under the Stock Option Plans outstanding as of November 6, 2002.”

SECTION 1. NUMBER OF OPTIONS; EXPIRATION TIME.

     The third to last paragraph in Section 1 “Number of Options; Expiration Time” is hereby amended and replaced with the following:

     “If we decide to take any of the following actions, we will notify you of such action by distributing a copy of any such amendment directly to you:

(a) we increase or decrease the amount of consideration offered for the options;

(b) we decrease the number of options eligible to be elected for exchange in this offer; or

(c) we increase the number of options eligible to be elected for exchange in this offer by an amount that exceeds 2% of the shares of common stock issuable upon exercise of the options that are subject to this offer immediately prior to the increase.”

SECTION 3. PROCEDURES FOR ELECTING TO EXCHANGE OPTIONS.

     The fourth paragraph in Section 3 “Procedures for Electing to Exchange Options” is hereby amended and replaced with the following:

     “Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects.” We will determine, in our discretion, all questions as to the validity, form, eligibility, including time of receipt, and acceptance of any documentation relating to the exchange of options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all elections to exchange options that we determine are not properly submitted for exchange, not eligible for exchange under the terms of the offer to exchange or that we determine are unlawful to accept. Otherwise, we will accept properly and timely elected options which are not validly withdrawn. We also reserve the right to waive any of the conditions of this offer or any defect or irregularity in any election with respect to any particular options or any particular option holder. In the event that we waive any condition, defect or irregularity with respect to a particular option or option holder, we will also waive such condition, defect or irregularity with respect to all options and option holders. If we waive a condition of this offer, we will notify you by delivering to you a written notice of such waiver. No election to exchange options will be deemed to have been properly made until all defects or irregularities have been cured by the electing option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in elections, nor will anyone incur any liability for failure to give any such notice.”

SECTION 9. INTERESTS OF DIRECTORS, OFFICERS AND AFFILIATES; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE OPTIONS.

     The last two sentences of the last paragraph in Section 9 “Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options” are hereby amended and replaced with the following:

     “This number represented approximately 23.4% of the shares subject to all eligible options outstanding under the Stock Option Plans as of that date. To date, five of our officers eligible to participate in the offer, Mark A. Downing, Thomas S. Wong, Dr. Tian Liou, J. Vincent Tortolano and Richard Zelenka have indicated that they intend to participate in this offer.”

SECTION 13. EXTENSION OF OFFER; TERMINATION; AMENDMENT

     The fifth paragraph in Section 13 “Extension of Offer; Termination; Amendment” is hereby amended and replaced with the following:

     “If we materially change the terms of this offer or the information concerning this offer, or if we waive a material condition of this offer, we will extend this offer. Except for a change in price or a change in percentage of securities sought, the amount of time by which we will extend this offer following a material change in the terms of this offer or information concerning this offer will depend on the facts and circumstances, including the relative materiality of such terms or information. If we decide to take any of the following actions, we will notify you of such action by distributing a copy of any such amendment directly to you:

(a) we increase or decrease the amount of consideration offered for the options;

(b) we decrease the number of options eligible to be elected for exchange in this offer; or

(c) we increase the number of options eligible to be elected for exchange in this offer by an amount that exceeds 2% of the shares of common stock issuable upon exercise of the options that are subject to this offer immediately prior to the increase.”

SECTION 16 MISCELLANEOUS

The first paragraph in Section 16 “Miscellaneous” is hereby amended and replaced with the following:

     “This offer to exchange and our SEC reports referred to above include forward-looking statements, which relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of such terms or other comparable terminology. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. These factors include, among other things, those listed in our most recently filed Report on Form 10-K or Form 10-Q. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by the securities laws in connection with this offer.”

Item 12. Exhibits

(a)(1)(i)	Offer to Exchange Certain Outstanding Options, dated November 8, 2002.*

(a)(1)(ii)	Letter and E-mail Communication to Micrel Employees from Raymond D. Zinn, CEO & President, dated November 8, 2002.*

(a)(1)(iii)	E-mail or Internal Post Communication to Micrel Employees from Andrea Belanger, dated November 8, 2002.*

(a)(1)(iv)	Cover Letter for Election Concerning Exchange of Stock Options Form.*

(a)(1)(v)	Election Concerning Exchange of Stock Options Form.*

(a)(1)(vi)	Form of E-mail or Internal Post Communication to Tendering Option Holders Confirming Receipt of Election Concerning Exchange of Stock Options.*

(a)(1)(vii)	Notice of Election to Withdraw Options Form.*

(a)(1)(viii)	E-mail or Internal Post Communication to Eligible Micrel Employees to be delivered on or about December 2, 2002.*

(a)(1)(ix)	Form of Rights Letter.*

(a)(1)(x)	Form of E-mail or Internal Post Communication to Rejected Tendering Option Holders. *

(a)(1)(xi)	E-mail or Internal Post Communication to Eligible Micrel Employees to be delivered on June 13, 2003. *

(a)(1)(xii)	Micrel Annual Report on Form 10-K for its fiscal year ended December 31, 2002. Filed with the Securities and Exchange Commission on April 1, 2002 and incorporated herein by reference.

(a)(1)(xii)	Micrel Quarterly Report on Form 10-Q for its quarter ended September 30, 2002. Filed with the Securities and Exchange Commission on November 14, 2002 and incorporated herein by reference.

(a)(1)(xiii)	Micrel Current Report on Form 8-K filed with the Securities and Exchange Commission on November 8, 2002 and incorporated herein by reference.

(a)(1)(xiv)	E-mail Communication to Eligible Micrel Employees regarding the Amended Offer to Purchase.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(d)(1)	Amended and Restated Articles of Incorporation of Micrel, Inc. Filed as Exhibit 3.1 with Micrel’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 28, 1994 (File No. 333-85694) and incorporated by reference herein.

(d)(2)	Certificate of Amendment of Articles of Incorporation of Micrel, Inc. Filed as Exhibit 3.2 with Micrel’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on December 8, 1994 (File No. 333-85694) and incorporated herein by reference.

(d)(3)	Certificate of Amendment of Articles of Incorporation of Micrel, Inc. Filed as Exhibit 3.4 with Micrel’s Quarterly Report on Form 10-Q for the period ended September 30, 2000, filed with the Securities and Exchange Commission on November 14, 2000 and incorporated herein by reference.

(d)(4)	Amended and Restated Bylaws of Micrel, Inc. Filed as Exhibit 3.3 with Micrel’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on November 4, 1994 (File No. 333-85694) and incorporated herein by reference.

(d)(5)	1989 Stock Option Plan of Micrel, Inc. Filed as Exhibit 10.3 to Micrel’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on March 20, 1997 (File No. 333-12929) and incorporated herein by reference.

(d)(6)	1994 Stock Option Plan of Micrel, Inc. Filed as Exhibit 10.3 to Micrel’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on March 20, 1997 (File No. 333-12929) and incorporated herein by reference.

(d)(7)	1994 Stock Purchase Plan. Filed as Exhibit 10.4 with Micrel’s Annual Report on Form 10-K for the year ended December 31, 1995, filed with the Securities and Exchange Commission on February 5, 1996 and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

*	previously filed

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2002	MICREL, INC.

	By:	/s/ Raymond D. Zinn

Name: Raymond D. Zinn Title: President and Chief Executive Officer

EXHIBIT INDEX

(a)(1)(i)	Offer to Exchange Certain Outstanding Options, dated November 8, 2002.*

(a)(1)(ii)	Letter and E-mail Communication to Micrel Employees from Raymond D. Zinn, CEO & President, dated November 8, 2002.*

(a)(1)(iii)	E-mail or Internal Post Communication to Micrel Employees from Andrea Belanger, dated November 8, 2002. *

(a)(1)(iv)	Cover Letter for Election Concerning Exchange of Stock Options Form. *

(a)(1)(v)	Election Concerning Exchange of Stock Options Form. *

(a)(1)(vi)	Form of E-mail or Internal Post Communication to Tendering Option Holders Confirming Receipt of Election Concerning Exchange of Stock Options. *

(a)(1)(vii)	Notice of Election to Withdraw Options Form. *

(a)(1)(viii)	E-mail or Internal Post Communication to Eligible Micrel Employees to be delivered on or about December 2, 2002. *

(a)(1)(ix)	Form of Rights Letter. *

(a)(1)(x)	Form of E-mail or Internal Post Communication to Rejected Tendering Option Holders. *

(a)(1)(xi)	E-mail or Internal Post Communication to Eligible Micrel Employees to be delivered on June 13, 2003. *

(a)(1)(xii)	Micrel Annual Report on Form 10-K for its fiscal year ended December 31, 2002. Filed with the Securities and Exchange Commission on April 1, 2002 and incorporated herein by reference.

(a)(1)(xii)	Micrel Quarterly Report on Form 10-Q for its quarter ended September 30, 2002. Filed with the Securities and Exchange Commission on November 14, 2002 and incorporated herein by reference.

(a)(1)(xiii)	Micrel Current Report on Form 8-K filed with the Securities and Exchange Commission on November 8, 2002 and incorporated herein by reference.

(a)(1)(xiv)	E-mail Communication to Eligible Micrel Employees regarding the Amended Offer to Purchase.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(d)(1)	Amended and Restated Articles of Incorporation of Micrel, Inc. Filed as Exhibit 3.1 with Micrel’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 28, 1994 (File No. 333-85694) and incorporated by reference herein.

(d)(2)	Certificate of Amendment of Articles of Incorporation of Micrel, Inc. Filed as Exhibit 3.2 with Micrel’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on December 8, 1994 (File No. 333-85694) and incorporated herein by reference.

(d)(3)	Certificate of Amendment of Articles of Incorporation of Micrel, Inc. Filed as Exhibit 3.4 with Micrel’s Quarterly Report on Form 10-Q for the period ended September 30, 2000, filed with the Securities and Exchange Commission on November 14, 2000 and incorporated herein by reference.

(d)(4)	Amended and Restated Bylaws of Micrel, Inc. Filed as Exhibit 3.3 with Micrel’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on November 4, 1994 (File No. 333-85694) and incorporated herein by reference.

(d)(5)	1989 Stock Option Plan of Micrel, Inc. Filed as Exhibit 10.3 to Micrel’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on March 20, 1997 (File No. 333-12929) and incorporated herein by reference.

(d)(6)	1994 Stock Option Plan of Micrel, Inc. Filed as Exhibit 10.3 to Micrel’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on March 20, 1997 (File No. 333-12929) and incorporated herein by reference.

(d)(7)	1994 Stock Purchase Plan. Filed as Exhibit 10.4 with Micrel’s Annual Report on Form 10-K for the year ended December 31, 1995, filed with the Securities and Exchange Commission on February 5, 1996 and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

*	previously filed